Exhibit 1

JOINT FILING AGREEMENT

This joint filing agreement (this “Agreement”) is made and entered into as of July 30, 2018, by and among Fintech Consulting LLC and Taj Haslani.

The parties to this Agreement agree to prepare jointly and file timely (and otherwise to deliver as appropriate) all filings on any Form 3, Form 4, Form 5, Schedule 13D or Schedule 13G, and any and all amendments thereto, and any other document relating thereto required to be filed by them pursuant to the Securities Exchange Act of 1934, as amended.

This Agreement may be executed in any number of counterparts, each of which shall be deemed to be an original, but all of which together shall constitute one and the same instrument.

IN WITNESS WHEREOF, the parties have executed this Agreement as of the date set forth above.

FINTECH CONSULTING LLC

By:	/s/ Tajuddin Haslani
	Name:	Tajuddin Haslani
	Title:	Managing Member

/s/ Tajuddin Haslani
Tajuddin Haslani